Jessica Reece
T+1 617 235 4636
F+1 617 235 9688
April 25, 2016	Jessica.reece@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	NexPoint Capital, Inc. (File No. 333-196096)

Amendment No. 5 to the Registration Statement on Form N-2

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of NexPoint Capital, Inc., a Delaware corporation, Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended.

No fees are required in connection with this filing. If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 235-4636.

Very truly yours,

/s/ Jessica Reece_

Jessica Reece

cc: Brian Mitts

Brian D. McCabe, Esq.